Exhibit 10.21

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE (“First Amendment”) is entered into as of July 5, 2019 (the “First Amendment Effective Date”), by and between CA-MISSION STREET LIMITED PARTNERSHIP, a Delaware limited partnership (“Landlord”), and PEAR THERAPEUTICS, INC., a Delaware corporation (“Tenant”), with reference to the following facts:

A. Landlord and Tenant are parties to that certain Office Lease Agreement dated as of April __, 2018, (the “Lease”), pursuant to which Landlord leases to Tenant space within the building located at 201 Mission Street, San Francisco, California (the “Building”) originally deemed to contain approximately 11,033 rentable square feet (the “Existing Premises”), known as Suite 1450 and consisting of a portion of the fourteenth (14th) floor of the Building. The current expiration date of the Lease with respect to the Existing Premises is July 31, 2023 (the “Current Termination Date”).

B. Landlord and Tenant desire to acknowledge that Landlord has remeasured the Building and the Existing Premises in accordance with the guidelines for such measurements specified in the American National Institute Publication ANSI/BOMA Z65.1-2017, as adopted by the Building Owners and Managers Association and as interpreted and applied by Landlord’s measurement firm to the Building (“BOMA-2017”) (such remeasurement being referred to herein as the “New Measurement”).

C. Landlord and Tenant agree that, among other things, additional space containing approximately 5,662 rentable square feet based on the New Measurement, described as Suite No. 1400 comprising a portion of the fourteenth (14th) floor of the Building shown on Exhibit A hereto (the “Expansion Space”) shall be added to the Existing Premises, and the Term of the Lease shall be extended, on the following terms and conditions.

NOW, THEREFORE, in consideration of the above recitals which by this reference are incorporated herein, the mutual covenants and conditions contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1. Remeasurement. Effective as of the Extension Date (defined below), the rentable square footage of the Existing Premises shall be 11,205 rentable square feet (the “Remeasured Existing Premises”). Landlord and Tenant acknowledge that the revised square footage of the Existing Premises is the result of the New Measurement, and the resulting remeasured Building rentable square footage is 524,805 rentable square feet. Notwithstanding the New Measurement, Tenant’s Share and all Rent and other charges under the Lease with respect to the Existing Premises shall remain unchanged until the Extension Date, at which time Tenant’s Share and all Rent and other charges under the Lease shall be calculated based on the New Measurement.

2. Expansion. Effective as of the Expansion Effective Date (defined below), the Existing Premises is increased by the addition of the Expansion Space and the Existing Premises and the Expansion Space, collectively, shall be deemed the “Premises” for all purposes under the Lease. The term of the Lease for the Expansion Space (the “Expansion Space Term”) shall commence on the Expansion Effective Date and end on the Extended Termination Date (defined below), unless sooner terminated in accordance with the Lease. The Expansion Space is subject to all the terms and conditions of the Lease except as expressly modified herein.

3. Extension. The Term is hereby extended until July 31, 2025 (the “Extended Termination Date”), unless sooner terminated in accordance with the terms of the Lease. That portion of the Term commencing the day immediately following the Current Termination Date, i.e., August 1, 2023 (the “Extension Date”) and ending on the Extended Termination Date shall be referred to herein as the “Extended Term”, and unless the context clearly provides otherwise, from and after the Extension Date, references in the Lease to the “Term” shall be deemed to include the Extended Term, and references in the Lease to the “Termination Date” shall mean the Extended Termination Date.

4. Expansion Effective Date.

(a) The “Expansion Effective Date” shall be the earlier to occur of (i) 30 days after Landlord’s tender of delivery of the Expansion Space to Tenant, or (ii) the day Tenant occupies and conducts business in the Expansion Space. Tenant acknowledges that the Expansion Effective Date shall not occur unless and until Landlord negotiates a termination agreement with the tenant currently occupying the Expansion Space and such Current Tenant vacates the Expansion Space, and removing all of its personal property, furniture and fixtures, and Building-standard cleaning of the Expansion Space (collectively, the “Vacancy Condition”). Following satisfaction of the Vacancy Condition, Landlord shall deliver the Expansion Premises to Tenant in the condition required under Section 9(a).

(b) Promptly following the Expansion Effective Date, Landlord and Tenant shall enter into a letter agreement substantially in the form attached to Exhibit D to the Lease (the “Expansion Commencement Letter”), specifying and/or confirming the Expansion Effective Date, the Base Rent schedule for the Expansion Space and the Base Rent schedule for the Existing Premises during the Extended Term. If Tenant fails to execute and deliver the Expansion Commencement Letter to Landlord within ten (10) business days after Landlord’s delivery of same to Tenant, said letter agreement will be deemed final and binding upon Tenant.

(c) Landlord shall not be liable for a failure to deliver possession of the Expansion Space or any other space due to the holdover or unlawful possession of such space by the current tenant or another other party, provided, however, Landlord shall use commercially reasonable efforts to obtain possession of any such space. Tenant shall not be permitted to take possession of or enter the Expansion Space prior to Landlord’s tender of delivery.

5. Base Rent.

(a) Existing Premises Through Current Termination Date. The Base Rent, Additional Rent and all other charges under the Lease shall be payable as provided therein with respect to the Existing Premises through and including the Current Termination Date.

(b) Remeasured Existing Premises From and After Current Termination Date. Commencing as of the Extension Date, Tenant shall pay Base Rent with respect to the Existing Premises based on the Remeasured Existing Premises at the same rate Annual Rate per Rentable Square Foot that applies to the Expansion Space and such rate shall increase as and when the Base Rent for the Expansion Space increases. The Base Rent for the Remeasured Existing Premises for the Extended Term shall be confirmed in the Expansion Commencement Letter.

(c) Expansion Space From Expansion Effective Date Through Extended Termination Date. Commencing on the Expansion Effective Date, the schedule of Base Rent payable with respect to the Expansion Space for the balance of the original term of the Lease and during the Extended Term is the following:

Months of Term	Annual Rate Per Rentable Square Foot (“Annual Base Rental Rate”)	Monthly Base Rent
Month 1* – Month 12	$80.00	$37,746.67
Month 13 – Month 24	$82.40	$38,879.07
Month 25 – Month 36	$84.87	$40,045.44
Month 37 – Month 48	$87.42	$41,246.80
Month 49 – Month 60	$90.04	$42,484.20
Month 61 – Extended Termination Date	$92.74	$43,758.73

*

If the Expansion Effective Date is other than the first (1st) day of a calendar month, “Month 1” shall be the first full calendar month of the Term plus any partial calendar month in which the Expansion Effective Date occurs, and in such event, Tenant shall pay the prorated amount of the monthly installment of Base Rent for such partial calendar month on the Expansion Effective Date

All such Base Rent shall be payable by Tenant in accordance with the terms of the Lease, as modified by this First Amendment.

6. [Omitted].

7. Tenant’s Share For Expansion Space. As of the Expansion Effective Date, Tenant’s Share for the Expansion Space shall be 1.08% (5,662/524,805). During the Extended Term, Tenant’s Share for the Existing Premises shall be 2.14% (11,205/524,805).

8. Expenses and Taxes.

(a) As of the Expansion Effective Date and for the remainder of the Term, Tenant shall pay for Tenant’s Share of Expenses, Insurance Expenses and Taxes applicable to the Expansion Space in accordance with the terms of the Lease, provided that the Base Year for the computation of Tenant’s Share of Expenses, Insurance Expenses and Taxes for the Expansion Space only shall be 2019. The Base Year for the Existing Premises shall remain unchanged until the Current Termination Date, and thereafter shall be 2023 during the remainder of the Extended Term.

(b) With respect to the Expansion Space, as of the Expansion Effective Date and for the remainder of the Term, Tenant shall pay all gross receipts taxes levied or assessed and which become payable by Tenant (or directly or indirectly by Landlord, in which case Tenant shall reimburse Landlord as Additional Rent) during the Extended Term, whether or not now customary or within the contemplation of the parties hereto, which are based upon, measured by or otherwise calculated with respect to the gross or net rental income of Landlord under this Lease, including, without limitation, any gross receipts tax levied by any taxing authority or adopted by any voter initiative or ballot measure, or any other gross income tax or excise tax levied by any taxing authority or adopted by any voter initiative or ballot measure with respect to the receipt of the rental payable hereunder, including, without limitation, the San Francisco Commercial Rent Tax for Childcare and Early Education (June 2018 Proposition C) and the San Francisco Gross Receipts Tax and Business Registration Fees Ordinance (2012 Proposition E) (collectively, the “Gross Receipts Taxes”). With respect to the Existing Premises, for the period commencing on the Extension Date and for the remainder of the Term, Tenant shall pay all Gross Receipts Taxes levied or assessed and which become payable by Tenant (or directly or indirectly by Landlord, in which case Tenant shall reimburse Landlord as Additional Rent). All Gross Receipts Taxes payable by Tenant shall be paid within thirty (30) days after receipt of a statement from Landlord or the applicable taxing authority. To the extent Landlord receives a refund of any such charges either during the Term or following the Expiration Date or earlier termination of this Lease, Landlord shall refund to Tenant its allocable portion of such refund to the extent actually paid by Tenant.

9. Tenant Improvements.

(a) Tenant Improvements. Upon satisfaction of the Vacancy Condition, Landlord shall perform improvements in accordance with the Work Agreement attached hereto as Exhibit A (the “Work Agreement”).

(b) Condition of Expansion Space. Tenant has inspected the Expansion Space and, except as provided in Section 9(a) above and in the Work Agreement, agrees to accept the same “as is” without any agreements, representations, understandings or obligations on the part of Landlord to (i) perform any alterations, additions, repairs or improvements, (ii) fund or otherwise pay for any alterations, additions, repairs or improvements to the Expansion Space, or (iii) grant Tenant any free rent, concessions, credits or contributions of money with respect to the Expansion Space, except as may be expressly provided otherwise in this First Amendment; provided, however, that Landlord shall deliver the Expansion Space to Tenant vacant and free of personal property, with the Base Building and the Building Systems in good working order and condition as of the date of such delivery.

10. Parking Rights. As of the Expansion Effective Date, Section 1.07 of the Lease and Section 1 of the Parking Agreement is hereby modified to the effect that Tenant shall have the right to lease two (2) parking spaces in total, subject to the provisions of the Lease and the Parking Agreement.

11. Signage. As of the Expansion Effective Date, notwithstanding the provisions of Section 26.07 of the Lease to the contrary, Landlord shall not be required to provide signage at the 14th floor elevator lobby or at any entrance to the Expansion Space or Existing Space.

12. Civil Code Section 1938. Civil Code Section 1938. The Premises have not been issued a disability access inspection certificate or undergone inspection by a Certified Access Specialist (“CASp”). The following notice is given pursuant to California Civil Code Section 1938: “A Certified Access Specialist (CASp) can inspect the subject premises and determine whether the subject premises comply with all of the applicable construction-related accessibility standards under state law. Although state law does not require a CASp inspection of the subject premises, the commercial property owner or lessor may not prohibit the lessee or tenant from obtaining a CASp inspection of the subject premises for the occupancy or potential occupancy of the lessee or tenant, if requested by the lessee or tenant. The parties shall mutually agree on the arrangements for the time and manner of the CASp inspection, the payment of the fee for the CASp inspection, and the cost of making any repairs necessary to correct violations of construction-related accessibility standards within the premises.” Landlord and Tenant hereby agree that if Tenant elects to perform a CASp inspection of the Premises, Tenant will provide written notice to Landlord, and Landlord may elect, in Landlord’s sole discretion, to retain a CASp to perform the inspection. If Landlord does not so elect, the time and manner of the CASp inspection is subject to the prior written approval of Landlord. In either event, the payment of the fee for the CASp inspection shall be borne by Tenant. The cost of making any repairs necessary to correct violations of construction-related accessibility standards within the Premises shall be allocated as provided in Section 5 of the Lease.

13. Miscellaneous.

(a) The Lease, as amended by this First Amendment and the attached exhibits, which are hereby incorporated into and made a part of this First Amendment, sets forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements.

(b) Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

(c) In the case of any inconsistency between the provisions of the Lease and this First Amendment, the provisions of this First Amendment shall govern and control.

(d) Capitalized terms used in this First Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this First Amendment.

(e) Tenant hereby represents to Landlord that Tenant has dealt with no broker in connection with this First Amendment, other than T3 Advisors (“Tenant’s Broker”). Tenant agrees to defend, indemnify and hold Landlord harmless from all claims of any brokers, other than Tenant’s Broker, claiming to have represented Tenant in connection with this First Amendment. Landlord hereby represents to Tenant that Landlord has dealt with no broker in connection with this First Amendment, other than Jones Lang LaSalle Americas, Inc. Landlord agrees to defend, indemnify and hold Tenant harmless from all claims of any brokers claiming to have represented Landlord in connection with this First Amendment.

(f) Each signatory of this First Amendment represents hereby that he or she has the authority to execute and deliver the same on behalf of the party hereto for which such signatory is acting.

(g) Tenant represents and warrants to Landlord that Tenant is currently in compliance with and shall at all times through and including the Termination Date (including any extension thereof), remain in compliance with the regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury and any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action relating thereto.

(h) This First Amendment may be executed in multiple counterparts each of which is deemed an original but together constitute one and the same instrument. This First Amendment may be executed in “pdf” format and each party has the right to rely upon a pdf counterpart of this First Amendment signed by the other party to the same extent as if such party had received an original counterpart.

[SIGNATURES ARE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Landlord and Tenant have duly executed this First Amendment as of the First Amendment Effective Date.

LANDLORD:

CA-MISSION STREET LIMITED PARTNERSHIP, a Delaware limited partnership

By:	NAPI REIT TRS, INC., a Maryland corporation

Its:	General Partner

By:	/s/ Kathy A. Broderick

Name:	Kathy A. Broderick
Title:	Secretary & Treasurer

TENANT:

PEAR THERAPEUTICS, INC., a Delaware corporation,

By:	/s/ Chris Guiffre

Name:	Chris Guiffre

Its:	CFO & COO

Tenant’s Tax ID Number (FEIN):

EXHIBIT A

WORK AGREEMENT

THIS WORK AGREEMENT (this “Work Agreement”) is attached to and made a part of that certain First Amendment to Lease (the “First Amendment”) between CA-MISSION STREET LIMITED PARTNERSHIP, a Delaware limited partnership (“Landlord”), and PEAR THERAPEUTICS, INC., a Delaware corporation (“Tenant”). All capitalized terms used but not defined herein shall have the respective meanings given such terms in the First Amendment. This Work Agreement sets forth the terms and conditions relating to the construction of Tenant Improvements (defined below) in the Expansion Space, and to the extent permitted in Section 1.1 below, the Existing Premises. References in this Work Agreement to the “Premises” refers to the Expansion Space or the Existing Premises, as applicable.

SECTION 1

MAXIMUM LANDLORD CONTRIBUTION

1.1 Maximum Landlord Contribution. Tenant shall be entitled to an improvement allowance (the “Maximum Landlord Contribution”) in an amount not to exceed $19.00 per rentable square foot of the Expansion Space (i.e., $107,578.00 (the “Expansion Maximum Contribution”) and $5.00 per rentable square foot of the Existing Space (i.e., $55,165.00 (the “Existing Premises Maximum Contribution”) for the costs relating to the design and construction of improvements which are permanently affixed to the Existing Premises and in the Expansion Space as shown on the Space Plan (as defined below), excluding furniture and work-stations (the “Tenant Improvements”). In no event will Landlord be obligated to make disbursements or incur costs pursuant to this Work Agreement in a total amount which exceeds the Maximum Landlord Contribution. If the Maximum Landlord Contribution is not fully utilized as described herein within 180 days after the Expansion Effective Date, then the portion thereof that is not so utilized shall revert to Landlord, and Tenant shall have no further rights with respect thereto. Notwithstanding any provision of this Work Agreement to the contrary, the Expansion Maximum Contribution may be applied to the Expansion Space only, however, the Existing Premises Maximum Contribution may be applied to either the Expansion Space or the Existing Premises. At the time Landlord reviews the Space Plan, Landlord shall indicate which portion of the Tenant Improvements are non-standard improvements, that must be removed at the expiration or earlier termination of the Lease, and Tenant shall have no obligation to remove any other Tenant Improvements.

1.2 Landlord Contribution Items. The Maximum Landlord Contribution shall be used by Landlord for the following items and costs (collectively, the “Contribution Items”):

(a) costs related to the design and construction of the Tenant Improvements as shown on the Working Drawings (defined below), including the cost of Permits (defined below) and the payment of plan check and license fees;

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(b) payment of the fees of the Architect and the Building Consultants (as such terms are defined below), and payment of the fees incurred by, and the cost of documents and materials supplied by, Landlord and Landlord’s consultants in connection with the preparation and review of the Construction Drawings (as defined below);

(c) the cost of any changes in the Building when such changes are required by the Construction Drawings, such cost to include all architectural and engineering fees and expenses incurred in connection therewith;

(d) the cost of any changes to the Construction Drawings or the Tenant Improvements required by applicable building codes (collectively, “Code”); and

(e) the Supervision Fee (defined below).

Without limiting the generality of this Section 1.2, Tenant hereby acknowledges and agrees that no portion of the Maximum Landlord Contribution shall be used to pay for the following items and/or costs related thereto (all of which shall be “Tenant Costs”): any server room equipment, dedicated cooling units, cable, artwork, audio-visual equipment and costs associated with wall-mounted televisions or coring, Tenant’s fixtures, furniture and equipment, any improvements, finishes and materials that are above Building Standard (defined below), blinds on the sidelights in private offices and conference rooms, and the pro rata “soft costs” associated with any of the foregoing Tenant Costs.

1.3 Standard Tenant Improvement Package. Landlord has established specifications for the Building standard components to be used in the construction of the Tenant Improvements (collectively, the “Building Standards”), which Building Standards shall be supplied to Tenant by Landlord. The quality of the Tenant Improvements shall be equal to or of greater quality than the quality of the Building Standards.

SECTION 2

CONSTRUCTION DRAWINGS

2.1 Architect and Building Consultants; Construction Drawings. Landlord shall select and retain an architect (the “Architect”) and engineering consultants (collectively, the “Building Consultants”) to prepare all plans and engineering working drawings relating to any structural, mechanical, electrical, plumbing, HVAC, life-safety, and sprinkler components of the Tenant Improvements. The plans and drawings to be prepared by Architect and the Building Consultants hereunder shall be known collectively as the “Construction Drawings.” Tenant acknowledges that Revel Architecture & Design shall be the Architect.

2.2 Space Plan. Space Plan. Landlord shall cause the Architect to prepare a space plan for the Premises (the “Space Plan”), which Space Plan shall include a layout and designation of all offices, rooms and other partitioning, their intended use, and equipment to be contained therein. Landlord shall deliver the Space Plan to Tenant for Tenant’s approval, which will not be unreasonably withheld, conditioned or delayed and which will be granted or withheld within three (3) Business Days following Landlord’s delivery of same to Tenant. If Tenant fails to timely respond, Tenant will be deemed to have approved the Space Plan. If Tenant disapproves the proposed Space Plan, Tenant will specify the basis for such disapproval in reasonable detail and, assuming Landlord does not reject Tenant’s proposed change(s), Landlord will revise the Space

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Plan and submit the same to Tenant. The scope of Tenant’s review of any such revised Space Plan will be limited to Landlord’s correction of the items specified by Tenant in Tenant’s notice of disapproval. Tenant will notify Landlord of Tenant’s approval or disapproval of the revised Space Plan within two (2) Business Days following receipt of same, and this process will continue (with Tenant responding within two (2) Business Days in each case) until Tenant has approved the Space Plan; provided, however, that if Tenant disapproves the proposed Space Plan, including any revised version thereof, more than once, any delay in construction resulting from any such further disapproval will be a Tenant Delay (defined below).

2.3 Working Drawings. Based on the Space Plan, Landlord shall cause the Architect and the Building Consultants to complete the architectural and engineering drawings for the Tenant Improvements. Architect shall compile a fully coordinated set of architectural, structural, mechanical, electrical and plumbing working drawings in a form which is complete to allow subcontractors to bid on the work and to obtain all applicable permits (collectively, the “Working Drawings”), and Landlord shall deliver the same to Tenant for Tenant’s approval, which will not be unreasonably withheld, conditioned or delayed and which will be granted or withheld within five (5) Business Days following Landlord’s delivery of same to Tenant. Tenant’s disapproval will be limited to Tenant’s good faith determination that the Working Drawings do not represent a logical extension of the approved Space Plan. If Tenant fails to timely respond, Tenant will be deemed to have approved the Working Drawings. If Tenant timely disapproves the proposed Working Drawings, Tenant will specify the basis for such disapproval in reasonable detail and, assuming Landlord does not reject Tenant’s proposed change(s), Landlord will revise the Working Drawings and submit the same to Tenant. The scope of Tenant’s review of any such revised Working Drawings will be limited to Landlord’s correction of the items specified by Tenant in Tenant’s notice of disapproval. Tenant will notify Landlord of Tenant’s approval or disapproval of such revised Working Drawings within three (3) Business Days following receipt of same, and this process will continue (with Tenant responding within three (3) Business Days in each case) until Tenant has approved the Working Drawings; provided, however, that if Tenant disapproves the proposed Working Drawings, including any revised version thereof, for any reason other than (x) that the Working Drawings are not a logical extension of the Space Plan or (y) that revisions to the Working Drawings failed to correct a legitimate error previously noted by Tenant, any delay in construction resulting therefrom will be Tenant Delay.

2.4 Working Drawings; Permits. Following Tenant’s approval (or deemed approval) of the Working Drawings, Landlord shall submit the Working Drawings to the appropriate municipal authorities for the applicable building permits necessary to allow Contractor (defined below) to commence and fully complete the construction of the Tenant Improvements (the “Permits”). No changes, modifications or alterations in the Working Drawings may be made without the prior written approval of Landlord.

2.5 Time Deadlines. Tenant shall use its best, good faith efforts and all due diligence to cooperate with the Architect, the Building Consultants and Landlord to complete all phases of the Construction Drawings and the permitting process and to receive the Permits, and with Contractor (defined below) for approval of the Cost Proposal (defined below) as soon as possible, and, in that regard, shall meet with Landlord on a scheduled basis, to be determined by Landlord, to discuss the progress thereof.

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2.6 Landlord’s Approval. Landlord’s approval of any matter under this Work Agreement may be withheld in Landlord’s sole and absolute discretion if Landlord determines that the same would violate any provision of the Lease, the First Amendment or this Work Agreement, would directly or indirectly delay the Substantial Completion (defined below) of the Tenant Improvements, or would adversely affect the mechanical, electrical, plumbing, heating, ventilating and air conditioning, life-safety or other systems of the Building, the curtain wall of the Building, the structure or exterior appearance of the Building, or any other tenant’s use of such other tenant’s leased premises in the Building.

SECTION 3

CONSTRUCTION OF THE TENANT IMPROVEMENTS

3.1 Contractor. A contractor selected and retained by Landlord pursuant to a competitive bidding process (“Contractor”) shall construct the Tenant Improvements. Contractor shall be reasonably acceptable to Tenant.

3.2 Cost Proposal. Following the selection of Contractor, Landlord shall provide Tenant with a cost proposal based upon Contractor’s bid, which cost proposal shall include, as nearly as possible, the cost of all Contribution Items to be incurred in connection with the construction of the Tenant Improvements (the “Cost Proposal”). The date on which Landlord delivers the Cost Proposal to Tenant shall be known hereafter as the “Cost Proposal Delivery Date”. If, within five (5) Business Days following the Cost Proposal Delivery Date, Tenant approves the Cost Proposal or does not respond to the Cost Proposal, Landlord shall be released by Tenant to purchase the items set forth in the Cost Proposal and to commence the construction relating to such items based upon the Cost Proposal. If Tenant timely disapproves the Cost Proposal, Tenant will specify the basis for such disapproval in reasonable detail and, assuming Landlord does not reject Tenant’s proposed change(s), Landlord will revise the Cost Proposal and submit the same to Tenant (a “Revised Cost Proposal”). The scope of Tenant’s review of any Revised Cost Proposal will be limited to Landlord’s correction of the items specified by Tenant in Tenant’s notice of disapproval. Tenant will notify Landlord of Tenant’s approval or disapproval of a Revised Cost Proposal within three (3) Business Days following receipt of same, and this process will continue (with Tenant responding within three (3) Business Days in each case) until Tenant has approved the Revised Cost Proposal; provided, however, if Tenant disapproves any Revised Cost Proposal, unless such disapproval is due to Landlord’s failure to reasonably consider Tenant’s prior comments that are consistent with the terms of this Work Agreement, any delay in the construction resulting from disapproval of such Revised Cost Proposal will be a Tenant Delay.

3.3 Construction of Tenant Improvements.

(a) Over-Allowance Amount. Not later than five (5) Business Days after the date on which Tenant approves (or is deemed to have approved) the Cost Proposal, Tenant shall deliver to Landlord cash in an amount (the “Over-Allowance Amount”) equal to the difference between (i) the total amount of the Cost Proposal (the “Total Cost”) and (ii) the amount of the Maximum Landlord Contribution (less any portion thereof already disbursed by Landlord, or in the process of being disbursed by Landlord, on or before such date). The Over-Allowance Amount shall be disbursed by Landlord prior to the disbursement of any then remaining portion of the

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Maximum Landlord Contribution, and such disbursement shall be pursuant to the same procedure as the Maximum Landlord Contribution. If at any time thereafter any revisions, changes, or substitutions shall be made to the Construction Drawings or the Tenant Improvements, any additional costs which arise in connection with such revisions, changes or substitutions or any other additional costs shall be paid by Tenant to Landlord immediately upon Landlord’s request as an addition to the Over-Allowance Amount. Tenant shall be responsible for all costs associated with the Tenant Improvements to the extent the same exceed the Maximum Landlord Contribution.

(b) Supervision Fee. Tenant shall pay an oversight and supervisory fee (the “Coordination Fee”) to Landlord according to the following schedule:

Coordination Fee %	Final Costs
5%	$1–250,000
4%	$250,001–500,000
3%	$500,001+

(c) Contractor’s Warranties and Guaranties. Landlord hereby assigns to Tenant, on a nonexclusive basis, all warranties and guaranties by Contractor relating to the Tenant Improvements, and Tenant hereby waives all claims against Landlord relating to or arising out of the design or construction of the Tenant Improvements.

SECTION 4

SUBSTANTIAL COMPLETION OF THE TENANT IMPROVEMENTS

4.1 Substantial Completion. For purposes of the First Amendment, “Substantial Completion” of the Tenant Improvements shall occur upon the completion of construction of the Tenant Improvements pursuant to the Working Drawings (as reasonably determined by Landlord), with the exception of any punch list items and any tenant fixtures, equipment (including security and other Tenant systems), work-stations (including any related fixtures and/or equipment electrification), built-in furniture, and telecommunications and data cabling and equipment, all of which shall be the responsibility of Tenant to purchase and install at Tenant’s sole cost and expense. The phrase “Substantial Completion” and “Substantially Complete” shall have the same meaning hereunder.

4.2 Delay in Substantial Completion. If there shall be a delay or delays in the Substantial Completion of the Tenant Improvements, as a result of any of the following (each, a “Tenant Delay”) then, notwithstanding anything to the contrary set forth in the Lease, the First Amendment or this Work Agreement and regardless of the actual date of the Substantial Completion of the Tenant Improvements, for the purpose of determining the commencement of Tenant’s obligation to commence the payment of Rent under the First Amendment, the date of Substantial Completion of the Tenant Improvements shall be deemed to be the date the Substantial Completion of the Tenant Improvements would have occurred if no Tenant Delay had occurred:

(a) Tenant’s failure to timely approve any matter requiring Tenant’s approval;

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(b) Tenant’s failure to timely pay any amount hereunder (including, without limitation, the Over-Allowance Amount or Tenant’s Share of any costs);

(c) A breach by Tenant of the terms of the Lease, First Amendment or this Work Agreement (including, without limitation, Tenant’s failure to comply with any time deadlines specified in this Work Agreement);

(d) Changes in any of the Construction Drawings after approval of the same for any reason;

(e) Tenant’s requirements for materials, components, finishes or improvements which are not available in a commercially reasonable time, or which are different from, or not included in, the Building Standards;

(f) Changes to the Building Required by the Working Drawings or

(g) Any other acts or omissions of Tenant, its agents, employees, contractors or vendors.

SECTION 5

MISCELLANEOUS

5.1 Tenant’s Representative. Tenant has designated Angie Yi as its sole representative with respect to the matters set forth in this Work Agreement, who, until further notice to Landlord, shall have full authority and responsibility to act on behalf of Tenant as required in this Work Agreement.

5.2 Landlord’s Representative. Landlord has designated Patricia Moosbrugger as its sole representative with respect to the matters set forth in this Work Agreement, who, until further notice to Tenant, shall have full authority and responsibility to act on behalf of Landlord as required in this Work Agreement.

5.3 Tenant’s Agents. All contractors, subcontractors, laborers, materialmen, vendors and suppliers retained by or through Tenant shall be union labor in compliance with the then existing master labor agreements.

5.4 Time of the Essence in This Work Agreement. Unless otherwise indicated, all references herein to a “number of days” shall mean and refer to calendar days. In all instances where Tenant is required to approve or deliver an item, if no written notice of approval is given or the item is not delivered within the stated time period, at Landlord’s sole option, at the end of such period the item shall automatically be deemed approved or delivered by Tenant and the next succeeding time period shall commence.

5.5 Tenant’s Lease Default. Notwithstanding any provision to the contrary contained in the Lease, if a Default by Tenant under the Lease or First Amendment (including, without limitation, any Default by Tenant under this Work Agreement) has occurred at any time on or before the Substantial Completion of the Tenant Improvements, then (i) in addition to all other

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rights and remedies granted to Landlord pursuant to the Lease or First Amendment, Landlord shall have the right to withhold payment of all or any portion of the Maximum Landlord Contribution and/or Landlord may cause Contractor to cease the construction of the Tenant Improvements, and (ii) all other obligations of Landlord under the terms of this Work Agreement shall be forgiven until such time as such Default is cured pursuant to the terms of the Lease or First Amendment. Any delay in the Substantial Completion of the Tenant Improvements caused by the exercise of Landlord’s rights pursuant to this Section shall be a Tenant Delay.

5.6 Cooperation by Tenant. Tenant acknowledges that the timing of the completion of the Working Drawings and the Tenant Improvements is of the utmost importance to Landlord. Accordingly, Tenant hereby agrees to fully and diligently cooperate with all reasonable requests by Landlord in connection with or related to the design and construction of the Tenant Improvements, and in connection therewith, shall respond to Landlord’s requests for information and/or approvals, except as specifically set forth herein to the contrary, within three (3) Business Days following request by Landlord.

5.7 Freight Elevator. Landlord shall, consistent with its obligations to other tenants of the Building, make the freight elevator reasonably available to Tenant in connection with Tenant’s initial decorating, furnishing and moving into the Expansion Space. Landlord shall not charge Tenant for such use of the freight elevator except for: (a) any requirement that an operator be present during Tenant’s use of the freight elevator; (b) any after-hours security costs relating to freight elevator use; (c) any situation where the elevator cap must be removed or the freight elevator otherwise modified to accommodate items too large to fit within the existing freight elevator; and (d) any other use(s) not consistent with normal usage of the freight elevator.

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